RESULTS OF ANNUAL MEETING OF SHAREHOLDERS

On September 26, 2003, the Annual Meeting of Shareholders of The Chile Fund, Inc. (the "Fund") was held and the following matter was voted upon:

(1) To re-elect three directors to the Board of Directors of the Fund.

Name of Director                   For             Withheld
Enrique R. Arzac                   6,314,602       163,084
Joseph D. Gallagher                6,270,479       207,207
Steven N. Rappaport                6,307,074       170,612

In addition to the directors re-elected at the meeting, James J. Cattano, George W. Landau and William W. Priest,
Jr. continued as directors of the Fund.


Effective May 21, 2003, Joseph D. Gallagher was appointed as Chairman of the Board of Directors, Chief Executive
Officer and President. Laurence R. Smith who previously held these positions has resigned effective May 21, 2003.